Mail Stop 4561

March 2, 2009

By U.S. Mail and Facsimile to (914) 961-2317

James J. Landy
President and Chief Executive Officer
Hudson Valley Holding Corp.
21 Scarsdale Road
Yonkers, New York 10707

Re: Hudson Valley Holding Corp.
Form 10-K for the year ended December 31, 2007
Filed March 14, 2008
Form 10-Q for the period ended September 30, 2008
Filed November 10, 2008
File No. 0-30525

Dear Mr. Landy:

      We have reviewed your letters filed on February 2, 2009 and February 24, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

James J. Landy
Hudson Valley Holding Corp.
March 2, 2009
Page 2

Form 10-Q for the period ended September 30, 2008

Management's Discussion and Analysis

Allowance for Loan Losses, page 34

1.   We note your response to prior comments 2, 3 and 4 and the related proposed
        revisions to your disclosures, which shows the redistribution of the unallocated
        allowance for loan losses to the formulaic component of the allowance for loan
        losses. Please revise your future disclosures to discuss the change in your
        presentation of the formulaic component.

2.   Your proposed disclosures provided in Exhibit A also indicate that the specific
        component of your allowance for loan losses is expected to be <u>zero</u> at December
        31, 2008, despite the fact that there has been a significant increase in
        nonperforming assets and impaired loans at that date. Please revise the disclosure
        to be included in your future filings to address the following, and provide us with
        your proposed revisions to such disclosure:

        a) Disclose in detail the reason for the directional inconsistency between the
            specific component of your allowance and the significant increases in your
            nonperforming assets and impaired loans, which are the basis for computing
            your specific reserves.

        b) It seems unusual for a bank's specific allowance to shrink to zero, especially
            in the current economic environment. Please discuss the steps you took to
            verify that this presentation of a complete lack of specific reserves at
            December 31, 2008 reflects the economic reality within your loan portfolio,
            considering the significant increase in impaired loans.

        c) Revise to more transparently disclose how you applied the guidance of
            paragraphs 11-16 of SFAS 114 in measuring impairment and determining
            your specific reserves.

        d) Specifically identify any changes made to your methodology for computing
            specific reserves.

        e) Discuss any trends experienced in the type or category of impaired loans such
            that those impaired loans held at December 31, 2008 are less likely to warrant
            a specific allowance when applying the measurement of impairment guidance
            of SFAS 114 compared to your impaired loans held at earlier balance sheet
            dates.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief